Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 11, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Timothy S. Levenberg

Division of Corporate Finance

Office of Trade & Services

Monument Circle Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 8, 2021

File No. 333-251627

Ladies and Gentlemen:

On behalf of our client, Monument Circle Acquisition Corp., a Delaware corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 11, 2021 (the “Comment Letter”) relating to the above-referenced Amendment No.1 to Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an “exhibits-only” amendment to the Registration Statement which reflects this revision.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

The Registrant has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission

January 11, 2021

Exhibit 23.1

1.	The audit report date of January 6, 2021 referenced here is not consistent with the Report of Independent Registered Public Accounting Firm dated January 7, 2021 presented on page F-2. Please revise.

Response to Comment 1

The Registrant has revised Exhibit 23.1 in response to the Staff’s comment. See Exhibit 23.1 to Amendment No. 2 to the Registration Statement.

****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373 3309 or Deniz Gurbuz at (212) 373-3575.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission Joanna Lam Raj Rajan Monument Circle Acquisition Corp.
Jeffrey H. Smulyan Patrick Walsh Ellenoff Grossman & Schole LLP Stuart Neuhaser, Esq. Douglas Ellenoff, Esq.